

For Immediate Release

For more information:
Rex S. Schuette
Chief Financial Officer
(706) 781-2266
Rex_Schuette@ucbi.com

UNITED COMMUNITY BANKS, INC. REPORTS
NET OPERATING LOSS OF $142.5 MILLION FOR FIRST QUARTER 2011

- Completed strategically significant $380 million private equity offering
- Executed major elements of our asset disposition plan to de-risk balance sheet:
    - completed $267 million bulk loan sale on April 18
    - sold $77.5 million in loans and foreclosed properties
    - aggressively wrote down foreclosed properties to 30 percent of unpaid principal balance
- Nonperforming assets down 57 percent from prior quarter and at lowest level in three years
- Allowance for loan losses remains strong at 3.17 percent of loans
- Core transaction deposits up 13 percent on an annualized basis

BLAIRSVILLE, GA – April 28, 2011 – United Community Banks, Inc. (NASDAQ: UCBI) today reported a net operating loss from continuing operations of $142.5 million, or $1.57 per diluted share, for the first quarter of 2011. The higher net operating loss reflects the board of directors' decision to adopt an aggressive asset disposition plan to quickly sell and write down problem assets following United's private equity offering.

"The asset disposition plan includes bulk sales of classified loans, as well as aggressive write-downs of foreclosed properties to levels significantly less than the appraised values in order to accelerate their sales," stated Jimmy Tallent, president and chief executive officer. "The completion of the $380 million offering and the execution of our asset disposition plan are key accomplishments toward our goal of achieving sustained profitability beginning in the second quarter of 2011."

The accelerated disposition of classified loans through bulk sales and transfers to foreclosed properties represented $211.1 million of the $231.6 million in net charge-offs for the first quarter. The bulk loan sale included performing substandard loans of $166.1 million and nonperforming loans of $100.5 million. These classified loans were written down in the first quarter to the expected sales proceeds of $80.6 million, resulting in loan charge-offs of $186.0 million. The bulk loan sale transaction was completed on April 18, 2011.

Additionally, United sold $20.9 million in other classified loans and transferred $32.6 million in nonperforming loans to foreclosed properties during the first quarter resulting in additional loan charge-offs of $25.1 million. Remaining net charge-offs of $20.5 million for the quarter were due to the inflow of nonperforming loans and other activities. These actions reduced nonperforming loans to $83.8 million at quarter-end, down from $179.1 million at the end of the fourth quarter of 2010 and from $280.8 million a year ago.

"The first quarter provision for loan losses and net charge-offs – $190 million and $231.6 million, respectively – are significantly higher than prior quarters and reflect the execution of our asset disposition plan," said Tallent. "We reduced the allowance for loan losses to $133.1 million, or 3.17 percent of loans – which remains at a prudent and conservative level."

Execution of the asset disposition plan also included the sale of $56.6 million in foreclosed properties during the first quarter at a loss of $12.0 million, and a $48.6 million write-down of remaining foreclosed properties to accelerate their dispositions. At March 31, 2011, foreclosed properties were $54.4 million and were written down well below appraised values to 30 percent of their original unpaid principal balance.

Total non-performing assets were $138 million at quarter-end, compared with $321 million at December 31, 2010 and $417 million at March 31, 2010; reflecting the lowest level since March 31, 2008.

"We made tremendous progress during the first quarter toward our goal of returning to profitability," stated Jimmy Tallent. "With classified assets at a more manageable level, we can turn our focus toward other activities. The economy and the real estate market remain weak so we will move forward cautiously, but with a renewed sense of optimism. I am excited about the opportunities that lie ahead for us."

Total loans were $4.2 billion at quarter-end, down $410 million from the prior quarter-end and down $798 million from a year ago, reflecting the higher level of net charge-offs resulting from the transfer of the bulk sale loans to the loans held-for-sale category. Residential construction loans were $550 million, or 13 percent of total loans, down $145 million from the prior quarter-end and down $410 million from a year ago. The decline during the first quarter was partially offset by $52.6 million in new customer loans, primarily commercial and small business lending in north Georgia and metropolitan Atlanta.

Taxable equivalent net interest revenue of $56.4 million was $4.9 million lower than the first quarter of 2010, primarily due to the $574 million reduction in average loan balances. Also contributing to lower net interest revenue in the first quarter was the reversal of $2.0 million in interest on performing classified loans that were included in the bulk sale transaction. The net interest margin was 3.30 percent for the first quarter of 2011, down 19 basis points from a year ago and down 28 basis points from the fourth quarter of 2010. Interest reversals on the performing classified loans that were included in the bulk loan sale accounted for 11 basis points of the decrease. In addition, maintenance of higher levels of liquidity further lowered first quarter net interest margin by 49 basis points. This compares to 30 basis points in the fourth quarter of 2010 and 18 basis points for the first quarter of 2010.

Tallent credited United bankers for their focus on servicing customers and growing the franchise while management worked out the capital transaction and asset disposition plan. "We grew core transaction deposits in the first quarter by $89 million, or 13 percent on an annualized basis," Tallent said. "This was due in part to a core deposit marketing initiative that we launched in 2009 and that focuses on our strong customer service culture. I have been extremely pleased with the impact it has had on deposit growth and cross-selling activities this past year. Core transaction deposits are the lifeblood of this company, and this was their ninth consecutive quarter of growth. Since the beginning of 2009, we have grown core transaction deposits by $638 million, and that is nothing short of phenomenal."

Operating fee revenue was $11.8 million in the first quarter of 2011, compared to $11.7 million a year ago. Service charges and fees were $6.7 million, down $727,000 from a year ago, due primarily to lower overdraft fees resulting from recent regulatory changes that required customers to provide consent before using overdraft services. Other fee revenue of $2.9 million reflected an increase of $780,000 from a year ago due to the acceleration of deferred gains relating to the ineffectiveness of terminated cash flow hedges on certain prime-based loans.

First quarter operating expenses were $115.3 million, up $60.5 million from a year ago. The increase was due primarily to the asset disposition plan, the $60.6 million of write-downs and losses on foreclosed properties, and the $3.6 million in associated costs for property taxes and professional fees related to the bulk loan sale and private equity offering. Excluding these costs from both periods, operating expenses for the first quarter totaled $51.1 million compared to $46.7 million a year ago. Salary and benefit costs totaled $24.9 million and increased $564,000 from last year due primarily to higher health insurance costs. Professional fees of $3.3 million were $1.4 million higher than a year ago, reflecting the $1.0 million for transaction costs in the first quarter of 2011 and higher credit-related workout costs. FDIC assessments and other regulatory charges of $5.4 million reflected an increase of $1.8 million from a year ago as a result of a higher deposit insurance assessment rate and an increase in the level of insured deposits. Other operating expenses of $6.4 million were $2.5 million more than a year ago due to the $2.6 million of property taxes incurred this quarter in connection with the bulk loan sale transaction.

Foreclosed property costs for the first quarter of 2011 were $64.9 million as compared to $10.8 million a year ago. For 2011, these costs included $60.6 million for write-downs and losses on sales and $4.3 million for maintenance and other foreclosed property costs. For 2010, write-downs and losses on sales were $8.1 million while maintenance costs were $2.7 million. Included in write-downs and losses for the first quarter of 2011 were $48.6 million of mark-downs on foreclosed properties to expedite sales and $12.0 million of losses related to the $56.6 million in sales of foreclosed properties during the first quarter.

The effective tax rate for the first quarter of 2011 was 40 percent, equal to the first quarter of 2010. The effective tax rate for the balance of 2011 is expected to return to a normal range of 35 to 36 percent; however, this rate could vary significantly depending on the level of earnings.

As of March 31, 2011, the capital ratios for United were as follows: Tier 1 Risk Based of 7.8 percent; Tier 1 Leverage of 5.1 percent; and, Total Risk Based of 15.6 percent. The quarterly average tangible equity-to-assets ratio was 8.7 percent and the tangible common equity-to-assets ratio was 5.5 percent. The holding company regulatory capital ratios reflect limitations on the inclusion of certain capital elements in Tier 1 Capital which resulted in the exclusion of a significant portion of the cumulative preferred stock issued in the private equity offering. Upon shareholder approval, which is expected at our shareholders meeting in June, the new cumulative preferred stock will convert to common stock and will be fully included in Tier 1 Capital. Assuming conversion of the cumulative preferred stock, United's pro forma capital ratios as of March 31, 2011 would have been as follows: Tier 1 Risk Based of 13.2 percent; Tier 1 Leverage of 8.5 percent; Total Risk Based of 15.7 percent; and, tangible common equity-to-assets of 6.3 percent.

"The first quarter of 2011 marks a significant and dramatic turning point," Tallent said. "We're heading into the remainder of 2011 with strong capital and a healthy, de-risked balance sheet. The weak economy and high unemployment remain, but opportunities are beginning to surpass challenges, and that is something we have not been able to say in quite some time."

Conference Call

United Community Banks will hold a conference call today, Thursday, April 28, 2011, at 11 a.m. ET to discuss the contents of this news release and to share business highlights for the quarter. To access the call, dial (877) 380-5665 and use the password '56062275.' The conference call also will be webcast and can be accessed by selecting 'Calendar of Events' within the Investor Relations section of the company's website at www.ucbi.com.

About United Community Banks, Inc.

Headquartered in Blairsville, United Community Banks is the third-largest bank holding company in Georgia. United Community Banks has assets of $8.0 billion and operates 27 community banks with 106 banking offices throughout north Georgia, the Atlanta region, coastal Georgia, western North Carolina and east Tennessee. The Company specializes in providing personalized community banking services to individuals and small to mid-size businesses. United Community Banks also offers the convenience of 24-hour access through a network of ATMs, telephone and on-line banking. United Community Banks common stock is listed on the Nasdaq Global Select Market under the symbol UCBI. Additional information may be found at the Company's web site at www.ucbi.com.

Safe Harbor

This news release contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial United's outlook and business environment. These statements are provided to assist in the understanding of future financial performance and such performance involves risks and uncertainties that may cause actual results to differ materially from those anticipated in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of some factors that may cause such forward-looking statements to differ materially from actual results, please refer to the section entitled "Risk Factors" of United Community Banks, Inc.'s annual report filed on Form 10-K with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements.

# # #

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2011 First Quarter	2010 Fourth Quarter	2010 Third Quarter	2010 Second Quarter	2010 First Quarter	First Quarter 2011-2010 Change
INCOME SUMMARY						
Interest revenue	$ 75,965	$ 81,215	$ 84,360	$ 87,699	$ 89,849	
Interest expense	19,573	21,083	24,346	26,072	28,570	
Net interest revenue	56,392	60,132	60,014	61,627	61,279	(8) %
Operating provision for loan losses [1]	190,000	47,750	50,500	61,500	75,000	
Operating fee revenue [2]	11,838	12,442	12,861	11,579	11,666	1
Total operating revenue [1][2]	(121,770)	24,824	22,375	11,706	(2,055)	
Operating expenses [3]	115,271	64,918	64,906	58,308	54,820	110
Loss on sale of nonperforming assets	-	-	-	45,349	-	
Operating loss from continuing operations before taxes	(237,041)	(40,094)	(42,531)	(91,951)	(56,875)	(317)
Operating income tax benefit	(94,555)	(16,520)	(16,706)	(32,419)	(22,417)	
Net operating loss from continuing operations [1][2][3]	(142,486)	(23,574)	(25,825)	(59,532)	(34,458)	(314)
Noncash goodwill impairment charges	-	-	(210,590)	-	-	
Partial reversal of fraud loss provision, net of tax expense	-	7,179	-	-	-	
Loss from discontinued operations	-	-	-	-	(101)	
Gain from sale of subsidiary, net of income taxes and selling costs	-	-	-	-	1,266	
Net loss	(142,486)	(16,395)	(236,415)	(59,532)	(33,293)	(328)
Preferred dividends and discount accretion	2,778	2,586	2,581	2,577	2,572	
Net loss available to common shareholders	$ (145,264)	$ (18,981)	$ (238,996)	$ (62,109)	$ (35,865)	
PERFORMANCE MEASURES						
Per common share:						
Diluted operating loss from continuing operations [1][2][3]	$ (1.57)	$ (.28)	$ (.30)	$ (.66)	$ (.39)	(303)
Diluted loss from continuing operations	(1.57)	(.20)	(2.52)	(.66)	(.39)	(303)
Diluted loss	(1.57)	(.20)	(2.52)	(.66)	(.38)	(313)
Book value	2.96	4.84	5.14	7.71	7.95	(63)
Tangible book value [5]	2.89	4.76	5.05	5.39	5.62	(49)
Key performance ratios:						
Return on equity [4][6]	(147.11) %	(17.16) %	(148.04) %	(35.89) %	(20.10) %	
Return on assets [6]	(7.61)	(.89)	(12.47)	(3.10)	(1.70)	
Net interest margin [6]	3.30	3.58	3.57	3.60	3.49	
Operating efficiency ratio from continuing operations [2][3]	169.08	89.45	89.38	141.60	75.22	
Equity to assets	8.82	8.85	11.37	11.84	11.90	
Tangible equity to assets [5]	8.73	8.75	9.19	9.26	9.39	
Tangible common equity to assets [5]	5.51	6.35	6.78	6.91	7.13	
Tangible common equity to risk-weighted assets [5]	6.40	9.05	9.60	9.97	10.03	
ASSET QUALITY *						
Non-performing loans	$ 83,769	$ 179,094	$ 217,766	$ 224,335	$ 280,802	
Foreclosed properties	54,378	142,208	129,964	123,910	136,275	
Total non-performing assets (NPAs)	138,147	321,302	347,730	348,245	417,077	
Allowance for loan losses	133,121	174,695	174,613	174,111	173,934	
Operating net charge-offs [1]	231,574	47,668	49,998	61,323	56,668	
Allowance for loan losses to loans	3.17 %	3.79 %	3.67 %	3.57 %	3.48 %	
Operating net charge-offs to average loans [1][6]	20.71	4.03	4.12	4.98	4.51	
NPAs to loans and foreclosed properties	3.25	6.77	7.11	6.97	8.13	
NPAs to total assets	1.73	4.32	4.96	4.55	5.32	
AVERAGE BALANCES ($ in millions)						
Loans	$ 4,599	$ 4,768	$ 4,896	$ 5,011	$ 5,173	(11)
Investment securities	1,625	1,354	1,411	1,532	1,518	7
Earning assets	6,902	6,680	6,676	6,854	7,085	(3)
Total assets	7,595	7,338	7,522	7,704	7,946	(4)
Deposits	6,560	6,294	6,257	6,375	6,570	-
Shareholders' equity	670	649	855	912	945	(29)
Common shares - basic (thousands)	92,330	94,918	94,679	94,524	94,390	
Common shares - diluted (thousands)	92,330	94,918	94,679	94,524	94,390	
AT PERIOD END ($ in millions)						
Loans *	$ 4,194	$ 4,604	$ 4,760	$ 4,873	$ 4,992	(16)
Investment securities	1,884	1,490	1,310	1,488	1,527	23
Total assets	7,974	7,443	7,013	7,652	7,837	2
Deposits	6,598	6,469	5,999	6,330	6,488	2
Shareholders' equity	850	636	662	904	926	(8)
Common shares outstanding (thousands)	104,516	94,685	94,433	94,281	94,176	

[1] Excludes the partial reversal of a previously established provision for fraud-related loan losses of $11.8 million, net of tax expense of $4.6 million in the fourth quarter of 2010. Operating charge-offs also exclude the $11.8 million related partial recovery of the previously charged off amount. [2] Excludes revenue generated by discontinued operations in the first quarter of 2010. [3] Excludes the goodwill impairment charge of $211 million in the third quarter of 2010 and expenses relating to discontinued operations in the first quarter of 2010. [4] Net loss available to common shareholders, which is net of preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [5] Excludes effect of acquisition related intangibles and associated amortization. [6] Annualized.

* Excludes loans and foreclosed properties covered by loss sharing agreements with the FDIC.

UNITED COMMUNITY BANKS, INC.
Operating Earnings to GAAP Earnings Reconciliation
Selected Financial Information

(in thousands, except per share data; taxable equivalent)	2011 First Quarter		2010 Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
Interest revenue reconciliation										
Interest revenue - taxable equivalent	$	75,965	$	81,215	$	84,360	$	87,699	$	89,849
Taxable equivalent adjustment		(435)		(497)		(511)		(500)		(493)
Interest revenue (GAAP)	$	75,530	$	80,718	$	83,849	$	87,199	$	89,356
Net interest revenue reconciliation										
Net interest revenue - taxable equivalent	$	56,392	$	60,132	$	60,014	$	61,627	$	61,279
Taxable equivalent adjustment		(435)		(497)		(511)		(500)		(493)
Net interest revenue (GAAP)	$	55,957	$	59,635	$	59,503	$	61,127	$	60,786
Provision for loan losses reconciliation										
Operating provision for loan losses	$	190,000	$	47,750	$	50,500	$	61,500	$	75,000
Partial reversal of special fraud-related provision for loan loss		-		(11,750)		-		-		-
Provision for loan losses (GAAP)	$	190,000	$	36,000	$	50,500	$	61,500	$	75,000
Total revenue reconciliation										
Total operating revenue	$	(121,770)	$	24,824	$	22,375	$	11,706	$	(2,055)
Taxable equivalent adjustment		(435)		(497)		(511)		(500)		(493)
Partial reversal of special fraud-related provision for loan loss		-		11,750		-		-		-
Total revenue (GAAP)	$	(122,205)	$	36,077	$	21,864	$	11,206	$	(2,548)
Expense reconciliation										
Operating expense	$	115,271	$	64,918	$	64,906	$	103,657	$	54,820
Noncash goodwill impairment charge		-		-		210,590		-		-
Operating expense (GAAP)	$	115,271	$	64,918	$	275,496	$	103,657	$	54,820
Loss from continuing operations before taxes reconciliation										
Operating loss from continuing operations before taxes	$	(237,041)	$	(40,094)	$	(42,531)	$	(91,951)	$	(56,875)
Taxable equivalent adjustment		(435)		(497)		(511)		(500)		(493)
Noncash goodwill impairment charge		-		-		(210,590)		-		-
Partial reversal of special fraud-related provision for loan loss		-		11,750		-		-		-
Loss from continuing operations before taxes (GAAP)	$	(237,476)	$	(28,841)	$	(253,632)	$	(92,451)	$	(57,368)
Income tax benefit reconciliation										
Operating income tax benefit	$	(94,555)	$	(16,520)	$	(16,706)	$	(32,419)	$	(22,417)
Taxable equivalent adjustment		(435)		(497)		(511)		(500)		(493)
Partial reversal of special fraud-related provision for loan loss		-		4,571		-		-		-
Income tax benefit (GAAP)	$	(94,990)	$	(12,446)	$	(17,217)	$	(32,919)	$	(22,910)
Diluted loss from continuing operations per common share reconciliation										
Diluted operating loss from continuing operations per common share	$	(1.57)	$	(.28)	$	(.30)	$	(.66)	$	(.39)
Noncash goodwill impairment charge		-		-		(2.22)		-		-
Partial reversal of special fraud-related provision for loan loss		-		.08		-		-		-
Diluted loss from continuing operations per common share (GAAP)	$	(1.57)	$	(.20)	$	(2.52)	$	(.66)	$	(.39)
Book value per common share reconciliation										
Tangible book value per common share	$	2.89	$	4.76	$	5.05	$	5.39	$	5.62
Effect of goodwill and other intangibles		.07		.08		.09		2.32		2.33
Book value per common share (GAAP)	$	2.96	$	4.84	$	5.14	$	7.71	$	7.95
Efficiency ratio from continuing operations reconciliation										
Operating efficiency ratio from continuing operations		169.08 %		89.45 %		89.38 %		141.60 %		75.22 %
Noncash goodwill impairment charge		-		-		290.00		-		-
Efficiency ratio from continuing operations (GAAP)		169.08 %		89.45 %		379.38 %		141.60 %		75.22 %
Average equity to assets reconciliation										
Tangible common equity to assets		5.51 %		6.35 %		6.78 %		6.91 %		7.13 %
Effect of preferred equity		3.22		2.40		2.41		2.35		2.26
Tangible equity to assets		8.73		8.75		9.19		9.26		9.39
Effect of goodwill and other intangibles		.09		.10		2.18		2.58		2.51
Equity to assets (GAAP)		8.82 %		8.85 %		11.37 %		11.84 %		11.90 %
Actual tangible common equity to risk-weighted assets reconciliation										
Tangible common equity to risk-weighted assets		6.40 %		9.05 %		9.60 %		9.97 %		10.03 %
Effect of other comprehensive income		(.58)		(.62)		(.81)		(.87)		(.85)
Effect of deferred tax limitation		(5.10)		(3.34)		(2.94)		(2.47)		(1.75)
Effect of trust preferred		1.12		1.06		1.06		1.03		1.00
Effect of preferred equity		5.97		3.52		3.51		3.41		3.29
Tier I capital ratio (Regulatory)		7.81 %		9.67 %		10.42 %		11.07 %		11.72 %
Net charge-offs reconciliation										
Operating net charge-offs	$	231,574	$	47,668	$	49,998	$	61,323	$	56,668
Subsequent partial recovery of fraud-related charge-off		-		(11,750)		-		-		-
Net charge-offs (GAAP)	$	231,574	$	35,918	$	49,998	$	61,323	$	56,668
Net charge-offs to average loans reconciliation										
Operating net charge-offs to average loans		20.71 %		4.03 %		4.12 %		4.98 %		4.51 %
Subsequent partial recovery of fraud-related charge-off		-		(1.00)		-		-		-
Net charge-offs to average loans (GAAP)		20.71 %		3.03 %		4.12 %		4.98 %		4.51 %

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Loan Portfolio Composition at Period-End [1]

(in millions)	2011 First Quarter		2010 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Commercial (sec. by RE)	$	1,692	$	1,761	$	1,781	$	1,780	$	1,765	$	(69)	$	(73)
Commercial construction		213		297		310		342		357		(84)		(144)
Commercial & industrial		431		441		456		441		381		(10)		50
Total commercial		2,336		2,499		2,547		2,563		2,503		(163)		(167)
Residential construction		550		695		764		820		960		(145)		(410)
Residential mortgage		1,187		1,279		1,316		1,356		1,390		(92)		(203)
Consumer / installment		121		131		133		134		139		(10)		(18)
Total loans	$	4,194	$	4,604	$	4,760	$	4,873	$	4,992		(410)		(798)
LOANS BY MARKET														
Atlanta MSA	$	1,179	$	1,310	$	1,365	$	1,373	$	1,404		(131)		(225)
Gainesville MSA		282		312		316		343		372		(30)		(90)
North Georgia		1,531		1,689		1,755		1,808		1,814		(158)		(283)
Western North Carolina		640		702		719		738		756		(62)		(116)
Coastal Georgia		312		335		345		356		388		(23)		(76)
East Tennessee		250		256		260		255		258		(6)		(8)
Total loans	$	4,194	$	4,604	$	4,760	$	4,873	$	4,992		(410)		(798)
RESIDENTIAL CONSTRUCTION														
Dirt loans														
Acquisition & development	$	116	$	174	$	190	$	214	$	290		(58)		(174)
Land loans		69		99		104		110		124		(30)		(55)
Lot loans		228		275		303		311		321		(47)		(93)
Total		413		548		597		635		735		(135)		(322)
House loans														
Spec		88		97		109		125		153		(9)		(65)
Sold		49		50		58		60		72		(1)		(23)
Total		137		147		167		185		225		(10)		(88)
Total residential construction	$	550	$	695	$	764	$	820	$	960		(145)		(410)
RESIDENTIAL CONSTRUCTION - ATLANTA MSA														
Dirt loans														
Acquisition & development	$	22	$	30	$	34	$	40	$	66		(8)		(44)
Land loans		19		23		27		32		43		(4)		(24)
Lot loans		24		32		45		39		47		(8)		(23)
Total		65		85		106		111		156		(20)		(91)
House loans														
Spec		34		38		42		48		58		(4)		(24)
Sold		11		10		11		10		14		1		(3)
Total		45		48		53		58		72		(3)		(27)
Total residential construction	$	110	$	133	$	159	$	169	$	228		(23)		(118)

[1] Excludes total loans of $63.3 million, $68.2 million, $75.2 million, $80.8 million and $79.5 million as of March 31, 2011, December 31, 2010, September 30, 2010, June 30, 2010 and March 31, 2010, respectively, that are covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality [1]

(in thousands)	First Quarter 2011 [2] Non-performing Loans	First Quarter 2011 [2] Foreclosed Properties	First Quarter 2011 [2] Total NPAs	Fourth Quarter 2010 Non-performing Loans	Fourth Quarter 2010 Foreclosed Properties	Fourth Quarter 2010 Total NPAs	Third Quarter 2010 Non-performing Loans	Third Quarter 2010 Foreclosed Properties	Third Quarter 2010 Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 20,648	$ 7,886	$ 28,534	$ 44,927	$ 23,659	$ 68,586	$ 53,646	$ 14,838	$ 68,484
Commercial construction	3,701	11,568	15,269	21,374	17,808	39,182	17,279	15,125	32,404
Commercial & industrial	2,198	-	2,198	5,611	-	5,611	7,670	-	7,670
Total commercial	26,547	19,454	46,001	71,912	41,467	113,379	78,595	29,963	108,558
Residential construction	32,038	25,807	57,845	54,505	78,231	132,736	79,321	73,206	152,527
Residential mortgage	23,711	9,117	32,828	51,083	22,510	73,593	58,107	26,795	84,902
Consumer / installment	1,473	-	1,473	1,594	-	1,594	1,743	-	1,743
Total NPAs	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730
Balance as a % of Unpaid Principal	57.3%	30.3%	42.4%	67.2%	64.4%	65.9%	70.0%	65.9%	68.4%
NPAs BY MARKET									
Atlanta MSA	$ 21,501	$ 16,913	$ 38,414	$ 48,289	$ 41,154	$ 89,443	$ 65,304	$ 32,785	$ 98,089
Gainesville MSA	4,332	2,157	6,489	5,171	9,273	14,444	11,905	5,685	17,590
North Georgia	30,214	23,094	53,308	83,551	66,211	149,762	92,295	67,439	159,734
Western North Carolina	18,849	7,802	26,651	25,832	11,553	37,385	31,545	11,559	43,104
Coastal Georgia	5,847	3,781	9,628	11,145	11,901	23,046	10,611	10,951	21,562
East Tennessee	3,026	631	3,657	5,106	2,116	7,222	6,106	1,545	7,651
Total NPAs	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730
NPA ACTIVITY									
Beginning Balance	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
Loans placed on non-accrual	54,730	-	54,730	81,023	-	81,023	119,783	-	119,783
Payments received	(3,550)	-	(3,550)	(7,250)	-	(7,250)	(11,469)	-	(11,469)
Loan charge-offs	(43,969)	-	(43,969)	(47,913)	-	(47,913)	(52,647)	-	(52,647)
Foreclosures	(17,052)	17,052	-	(61,432)	61,432	-	(59,844)	59,844	-
Capitalized costs	-	270	270	-	170	170	-	601	601
Note / property sales	(11,400)	(44,547)	(55,947)	(3,100)	(33,509)	(36,609)	(2,392)	(40,203)	(42,595)
Loans held for sale	(74,084)	-	(74,084)	-	-	-	-	-	-
Write downs	-	(48,585)	(48,585)	-	(8,031)	(8,031)	-	(7,051)	(7,051)
Net losses on sales	-	(12,020)	(12,020)	-	(7,818)	(7,818)	-	(7,137)	(7,137)
Ending Balance	$ 83,769	$ 54,378	$ 138,147	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730

(in thousands)	First Quarter 2011 [3] Net Charge-Offs	First Quarter 2011 [3] Net Charge-Offs to Average Loans [5]	Fourth Quarter 2010 [4] Net Charge-Offs	Fourth Quarter 2010 [4] Net Charge-Offs to Average Loans [5]	Third Quarter 2010 Net Charge-Offs	Third Quarter 2010 Net Charge-Offs to Average Loans [5]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 48,607	11.07 %	$ 6,493	1.45 %	$ 14,212	3.16 %
Commercial construction	49,715	76.95	3,924	5.12	1,972	2.40
Commercial & industrial	4,040	3.64	2,891	2.54	1,207	1.07
Total commercial	102,362	16.66	13,308	2.09	17,391	2.70
Residential construction	92,138	58.20	24,497	13.28	23,934	11.99
Residential mortgage	36,383	11.62	9,176	2.80	7,695	2.29
Consumer / installment	691	2.16	687	2.06	978	2.90
Total	$ 231,574	20.71	$ 47,668	4.03	$ 49,998	4.12
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 56,489	17.86 %	$ 15,222	4.48 %	$ 13,753	3.97 %
Gainesville MSA	8,616	11.93	3,434	4.37	1,143	1.40
North Georgia	123,305	29.66	18,537	4.26	26,554	5.92
Western North Carolina	26,447	15.61	5,154	2.87	5,509	2.99
Coastal Georgia	12,003	14.80	3,670	4.27	2,702	3.05
East Tennessee	4,714	7.47	1,651	2.53	337	.52
Total	$ 231,574	20.71	$ 47,668	4.03	$ 49,998	4.12

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] The NPA activity shown for the first quarter of 2011 is presented with all activity related to loans transferred to the loans held for sale classification on one line as if those loans were transferred to held for sale at the beginning of the period.

[3] Includes charge-offs on loans related to United's previously announced asset disposition plan. Such charge-offs severely distorted charge off rates for the first quarter of 2011. A separate schedule has been included in this earnings release presenting the components of net charge-offs by loan category and geographic market for the first quarter of 2011.

[4] North Carolina residential construction net charge-offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.

[5] Annualized.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality - Net Charge-Offs First Quarter 2011 [1]

	Asset Disposition Plan					
	Bulk Loan Sale [2]		Other Bulk Loan Sales [3]	Foreclosure Charge-Offs [4]	Other Net Charge-Offs	First Quarter 2011 Net Charge-Offs
(in thousands)	Performing Loans	Nonperforming Loans				
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 29,451	$ 11,091	$ 3,318	$ 1,905	$ 2,842	$ 48,607
Commercial construction	32,530	15,328	292	419	1,146	49,715
Commercial & industrial	365	2,303	859	-	513	4,040
Total commercial	62,346	28,722	4,469	2,324	4,501	102,362
Residential construction	43,018	23,459	3,325	11,693	10,643	92,138
Residential mortgage	13,917	14,263	1,676	1,538	4,989	36,383
Consumer / installment	86	168	30	24	383	691
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 37,186	$ 8,545	$ 1,428	$ 6,034	$ 3,296	$ 56,489
Gainesville MSA	3,563	2,442	957	700	954	8,616
North Georgia	57,969	47,699	2,508	6,585	8,544	123,305
Western North Carolina	11,138	4,743	2,415	1,402	6,749	26,447
Coastal Georgia	6,835	2,180	2,013	634	341	12,003
East Tennessee	2,676	1,003	179	224	632	4,714
Total	$ 119,367	$ 66,612	$ 9,500	$ 15,579	$ 20,516	$ 231,574

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Charge-offs totaling $186 million were recognized on the bulk loan sale in the first quarter of 2011. The loans were transferred to the loans held for sale category in anticipation of the second quarter bulk loan sale that was completed on April 18, 2011.

[3] Losses on smaller bulk sale transactions completed during the first quarter of 2011.

[4] Loan charge-offs recognized in the first quarter of 2011 related to loans transferred to foreclosed properties. Such charge-offs were elevated in the first quarter as a result of asset disposition plan, which called for aggressive write downs to expedite sales in the second and third quarters of 2011.

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality - Bulk Loan Sale Summary [1]

	Performing Loans			Nonperforming Loans			Total Loans		
(in thousands)	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]	Carrying Amount [2]	Charge-Offs [3]	Loans Held for Sale [4]
BY CATEGORY									
Commercial (sec. by RE)	$ 40,902	$ 29,451	$ 11,451	$ 17,202	$ 11,091	$ 6,111	$ 58,104	$ 40,542	$ 17,562
Commercial construction	45,490	32,530	12,960	22,440	15,328	7,112	67,930	47,858	20,072
Commercial & industrial	504	365	139	3,398	2,303	1,095	3,902	2,668	1,234
Total commercial	86,896	62,346	24,550	43,040	28,722	14,318	129,936	91,068	38,868
Residential construction	59,747	43,018	16,729	35,509	23,459	12,050	95,256	66,477	28,779
Residential mortgage	19,342	13,917	5,425	21,717	14,263	7,454	41,059	28,180	12,879
Consumer / installment	120	86	34	237	168	69	357	254	103
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,503	$ 66,612	$ 33,891	$ 266,608	$ 185,979	$ 80,629
BY MARKET									
Atlanta MSA	$ 51,647	$ 37,186	$ 14,461	$ 13,755	$ 8,545	$ 5,210	$ 65,402	$ 45,731	$ 19,671
Gainesville MSA	4,949	3,563	1,386	3,695	2,442	1,253	8,644	6,005	2,639
North Georgia	80,831	57,969	22,862	70,901	47,699	23,202	151,732	105,668	46,064
Western North Carolina	15,468	11,138	4,330	7,228	4,743	2,485	22,696	15,881	6,815
Coastal Georgia	9,493	6,835	2,658	3,528	2,180	1,348	13,021	9,015	4,006
East Tennessee	3,717	2,676	1,041	1,396	1,003	393	5,113	3,679	1,434
Total	$ 166,105	$ 119,367	$ 46,738	$ 100,503	$ 66,612	$ 33,891	$ 266,608	$ 185,979	$ 80,629

[1] This schedule presents a summary of classified loans included in the bulk loan sale transaction that closed on April 18, 2011.

[2] This column represents the book value, or carrying amount, of the loans prior to charge offs to mark loans to expected proceeds from sale.

[3] This column represents the charge-offs required to adjust the loan balances to the expected proceeds from the sale based on indicative bids received from prospective buyers, including principal payments received or committed advances made after the cutoff date through March 31, 2011 that are part of the settlement.

[4] This column represents the expected proceeds from the bulk sale based on indicative bids received from prospective buyers and equals the balance shown on the consolidated balance sheet as loans held for sale.

UNITED COMMUNITY BANKS, INC.
Consolidated Statement of Income *(Unaudited)*

(in thousands, except per share data)	Three Months Ended March 31, 2011		Three Months Ended March 31, 2010	
Interest revenue:				
Loans, including fees	$	61,107	$	72,215
Investment securities, including tax exempt of $259 and $311		13,604		16,203
Federal funds sold, commercial paper and deposits in banks		819		938
Total interest revenue		75,530		89,356
Interest expense:				
Deposits:				
NOW		1,324		1,854
Money market		2,028		1,757
Savings		77		84
Time		11,732		20,198
Total deposit interest expense		15,161		23,893
Federal funds purchased, repurchase agreements and other short-term borrowings		1,042		1,038
Federal Home Loan Bank advances		590		977
Long-term debt		2,780		2,662
Total interest expense		19,573		28,570
Net interest revenue		55,957		60,786
Provision for loan losses		190,000		75,000
Net interest revenue after provision for loan losses		(134,043)		(14,214)
Fee revenue:				
Service charges and fees		6,720		7,447
Mortgage loan and other related fees		1,494		1,479
Brokerage fees		677		567
Securities gains, net		55		61
Other		2,892		2,112
Total fee revenue		11,838		11,666
Total revenue		(122,205)		(2,548)
Operating expenses:				
Salaries and employee benefits		24,924		24,360
Communications and equipment		3,344		3,273
Occupancy		4,074		3,814
Advertising and public relations		978		1,043
Postage, printing and supplies		1,118		1,225
Professional fees		3,330		1,943
Foreclosed preoperty		64,899		10,813
FDIC assessments and other regulatory charges		5,413		3,626
Amortization of intangibles		762		802
Other		6,429		3,921
Total operating expenses		115,271		54,820
Loss from continuing operations before income taxes		(237,476)		(57,368)
Income tax benefit		(94,990)		(22,910)
Net loss from continuing operations		(142,486)		(34,458)
(Loss) income from discontinued operations, net of income taxes		-		(101)
Gain from sale of subsidiary, net of income taxes and selling costs		-		1,266
Net loss		(142,486)		(33,293)
Preferred stock dividends and discount accretion		2,778		2,572
Net loss available to common shareholders	$	(145,264)	$	(35,865)
Loss from continuing operations per common share - Basic / Diluted	$	(1.57)	$	(.39)
Loss per common share - Basic / Diluted		(1.57)		(.38)
Weighted average common shares outstanding - Basic / Diluted		92,330		94,390

UNITED COMMUNITY BANKS, INC.
Consolidated Balance Sheet

(in thousands, except share and per share data)	March 31, 2011	December 31, 2010	March 31, 2010
	(unaudited)	*(audited)*	*(unaudited)*
ASSETS			
Cash and due from banks	$ 153,891	$ 95,994	$ 105,613
Interest-bearing deposits in banks	465,656	111,901	99,893
Federal funds sold, commercial paper and short-term investments	470,087	441,562	183,049
Cash and cash equivalents	1,089,634	649,457	388,555
Securities available for sale	1,638,494	1,224,417	1,526,589
Securities held to maturity (fair value $248,361 and $267,988)	245,430	265,807	-
Loans held for sale	80,629	-	-
Mortgage loans held for sale	25,364	35,908	21,998
Loans, net of unearned income	4,194,372	4,604,126	4,992,045
Less allowance for loan losses	133,121	174,695	173,934
Loans, net	4,061,251	4,429,431	4,818,111
Assets covered by loss sharing agreements with the FDIC	125,789	131,887	169,287
Premises and equipment, net	179,143	178,239	181,217
Accrued interest receivable	21,687	24,299	30,492
Goodwill and other intangible assets	10,684	11,446	224,394
Foreclosed property	54,378	142,208	136,275
Net deferred tax asset	266,367	166,937	92,986
Other assets	174,742	183,160	247,114
Total assets	**$ 7,973,592**	**$ 7,443,196**	**$ 7,837,018**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits:			
Demand	$ 864,708	$ 793,414	$ 740,727
NOW	1,320,136	1,424,781	1,344,973
Money market	967,938	891,252	729,283
Savings	193,591	183,894	186,699
Time:			
Less than $100,000	1,576,505	1,496,700	1,643,059
Greater than $100,000	990,289	1,002,359	1,132,034
Brokered	684,581	676,772	710,813
Total deposits	6,597,748	6,469,172	6,487,588
Federal funds purchased, repurchase agreements, and other short-term borrowings	102,107	101,067	102,480
Federal Home Loan Bank advances	55,125	55,125	114,303
Long-term debt	150,166	150,146	150,086
Unsettled securities purchases	177,532	-	17,588
Accrued expenses and other liabilities	40,766	32,171	39,078
Total liabilities	**7,123,444**	**6,807,681**	**6,911,123**
Shareholders' equity:			
Preferred stock, $1 par value; 10,000,000 shares authorized;			
Series A; $10 stated value; 21,700 shares issued and outstanding	217	217	217
Series B; $1,000 stated value; 180,000 shares issued and outstanding	176,049	175,711	174,727
Series D; $1,000 stated value; 16,613 shares issued and outstanding	16,613	-	-
Series F; $1,000 stated value; 195,872 shares issued and outstanding	195,872	-	-
Series G; $1,000 stated value; 151,185 shares issued and outstanding	151,185	-	-
Common stock, $1 par value; 200,000,000 shares authorized;			
104,515,553, 94,685,003 and 94,175,857 shares issued and outstanding	104,516	94,685	94,176
Common stock issuable; 397,138, 336,437 and 262,002 shares	3,681	3,894	4,127
Capital surplus	655,350	665,496	622,803
Accumulated deficit	(480,831)	(335,567)	(15,481)
Accumulated other comprehensive income	27,496	31,079	45,326
Total shareholders' equity	**850,148**	**635,515**	**925,895**
Total liabilities and shareholders' equity	**$ 7,973,592**	**$ 7,443,196**	**$ 7,837,018**

UNITED COMMUNITY BANKS, INC.

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended March 31,

(dollars in thousands, taxable equivalent)	2011 Average Balance	Interest	Avg. Rate	2010 Average Balance	Interest	Avg. Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income [(1)(2)]	$ 4,598,860	$ 61,070	5.39 %	$ 5,172,847	$ 72,219	5.66 %
Taxable securities [(3)]	1,599,481	13,345	3.34	1,487,646	15,892	4.27
Tax-exempt securities [(1)(3)]	25,827	424	6.57	30,050	509	6.78
Federal funds sold and other interest-earning assets	677,453	1,126	.66	394,348	1,229	1.25
Total interest-earning assets	6,901,621	75,965	4.45	7,084,891	89,849	5.13
Non-interest-earning assets:						
Allowance for loan losses	(169,113)			(187,288)		
Cash and due from banks	134,341			104,545		
Premises and equipment	179,353			181,927		
Other assets [(3)]	548,348			762,228		
Total assets	$ 7,594,550			$ 7,946,303		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW	$ 1,373,142	$ 1,324	.39	$ 1,361,696	$ 1,854	.55
Money market	928,542	2,028	.89	723,470	1,757	.98
Savings	187,423	77	.17	180,448	84	.19
Time less than $100,000	1,540,342	5,451	1.44	1,692,652	8,891	2.13
Time greater than $100,000	990,881	4,151	1.70	1,155,776	6,770	2.38
Brokered	698,288	2,130	1.24	736,999	4,537	2.50
Total interest-bearing deposits	5,718,618	15,161	1.08	5,851,041	23,893	1.66
Federal funds purchased and other borrowings	101,097	1,042	4.18	102,058	1,038	4.12
Federal Home Loan Bank advances	55,125	590	4.34	114,388	977	3.46
Long-term debt	150,157	2,780	7.51	150,078	2,662	7.19
Total borrowed funds	306,379	4,412	5.84	366,524	4,677	5.18
Total interest-bearing liabilities	6,024,997	19,573	1.32	6,217,565	28,570	1.86
Non-interest-bearing liabilities:						
Non-interest-bearing deposits	841,351			718,975		
Other liabilities	58,634			64,337		
Total liabilities	6,924,982			7,000,877		
Shareholders' equity	669,568			945,426		
Total liabilities and shareholders' equity	$ 7,594,550			$ 7,946,303		
Net interest revenue		$ 56,392			$ 61,279	
Net interest-rate spread			3.13 %			3.27 %
Net interest margin [(4)]			3.30 %			3.49 %

(1) Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 39%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

(2) Included in the average balance of loans outstanding are loans where the accrual of interest has been discontinued and loans that are held for sale.

(3) Securities available for sale are shown at amortized cost. Pretax unrealized gains of $27.2 million in 2011 and $43.2 million in 2010 are included in other assets for purposes of this presentation.

(4) Net interest margin is taxable equivalent net-interest revenue divided by average interest-earning assets.